Exhibit 99.67

NEWS RELEASE TSX – HBM 2009 – NO. 4

HUDBAY TO DEFEND APPLICATION VIGOROUSLY

Toronto, Ontario – January 12, 2009 – HudBay Minerals Inc. (TSX:HBM) (“HudBay”) announced today that SRM Global Master Fund Limited Partnership and Corriente Master Fund Limited Partnership have made an application to the Superior Court of Justice (Commercial List) for: (a) a declaration pursuant to section 241 of the Canada Business Corporations Act that the business or affairs of HudBay are, have been, or are threatened to be carried on or conducted in a manner that is oppressive or unfairly prejudicial or that unfairly disregards the interests of the applicants as shareholders of HudBay; (b) an order directing HudBay to call, hold and conduct a special meeting of shareholders to consider and, if deemed advisable, approve the proposed combination of HudBay with Lundin Mining Corporation through a statutory plan of arrangement and to elect a board of directors by a special resolution on or before January 28, 2009, or such other time as may be fixed by the Court provided it is prior to the closing of the plan of arrangement; and (c) an interim and final order directing HudBay not to effect the plan of arrangement without the approval of HudBay shareholders.

HudBay has retained external counsel and will vigorously oppose the application. HudBay expects the Court to hear the matter prior to the closing of the Lundin acquisition scheduled for January 28, 2009 and will oppose any request for a delay of the scheduled closing.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is focused on growing its business through operational optimization, strategic investing, mine development and exploration. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-T)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com

HudBay Minerals Inc.	Suite 2501 – 1 Adelaide Street East Toronto, Ontario M5C 2V9 Tel: 416-362-0615 www.hudbayminerals.com